SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AngioDynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Ben Silbert, Esq. 65 East 55th Street, 18th Floor New York, NY 10022 (212) 593-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600

May 22, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03457V101	Page 1 of 11

(1)	NAME OF REPORTING PERSONS Avista Capital Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,433,008
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,433,008
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,433,008
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	Page 2 of 11

(1)	NAME OF REPORTING PERSONS Avista Capital Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,848,255
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,848,255
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,848,255
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	Page 3 of 11

(1)	NAME OF REPORTING PERSONS Avista Capital Partners (Offshore), LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,542,132
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,542,132
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,132
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	Page 4 of 11

(1)	NAME OF REPORTING PERSONS Navilyst Medical Co-Invest, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,042,621
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,042,621
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,042,621
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	Page 5 of 11

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of AngioDynamics, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 14 Plaza Drive, Latham, NY 12110.

Item 2. Identity and Background

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”); (2) Avista Capital Partners, L.P., a Delaware limited partnership (“ACP”); (3) Avista Capital Partners (Offshore), L.P., a Bermuda limited partnership (“ACP Offshore”); (4) Navilyst Medical Co-Invest, LLC, a Delaware limited liability company (“NM Co-Invest” and together with ACP and ACP Offshore, collectively the “Avista Capital Funds”). The agreement among Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Avista GP is the general partner of each of ACP and ACP Offshore and is the managing member of NM Co-Invest. Voting and investment determinations with respect to the shares held by the Avista Capital Funds are made by an investment committee comprised of the following members: Thompson Dean, Steven Webster, David Burgstahler, Newton Aguiar, Robert Cabes, David Durkin and OhSang Kwon. As a result, and by virtue of the relationships described above, the investment committee of Avista GP may be deemed to exercise voting and dispositive power with respect to the shares held by the Avista Capital Funds. Each of the members of the investment committee of Avista GP disclaims beneficial ownership of such shares.

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.

(c) The principal occupation or employment of each of ACP and ACP Offshore is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of NM Co-Invest is to acquire, hold and dispose of interests in NM Holding Company, Inc., a Delaware corporation (“Navilyst”), and any securities received in exchange therefor (including the shares of the Company acquired by NM Co-Invest in the Acquisition (as defined below)). The principal occupation or employment of Avista GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including the Avista Capital Funds. The principal occupation or employment of each of the other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is to serve as a partner of Avista Capital Holdings, L.P. and a member of the investment committee of Avista GP.

(d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 03457V101	Page 6 of 11

(f) Avista GP, ACP and NM Co-Invest are each organized under the laws of the State of Delaware. ACP Offshore is organized under the laws of Bermuda. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Statement were acquired pursuant to the terms of a Stock Purchase Agreement dated as of January 30, 2012 by and among the Company, Navilyst, the stockholders of Navilyst named therein (including the Avista Capital Funds) and the other parties thereto (the “Stock Purchase Agreement”). Pursuant to the terms of the Stock Purchase Agreement, at the closing on May 22, 2012 the Company acquired all of the issued and outstanding capital stock of Navilyst for the consideration specified in the Stock Purchase Agreement, which, in the case of the shares of common stock of Navilyst included a combination of cash and Company Common Stock (the “Acquisition”). In the Acquisition, the Avista Capital Funds sold an aggregate of 11,487,500 shares of Navilyst common stock to the Company in exchange for cash consideration as provided for in the Stock Purchase Agreement together with the shares of Company Common Stock identified in this Statement. A copy of the Stock Purchase Agreement is included as Exhibit 2 to this Statement.

Item 4. Purpose of Transaction.

The shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time subject to compliance with the terms of the Stockholders Agreement (as defined below), in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Stockholders Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the Company’s board of directors regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of Company Common Stock representing 27.1% of the total voting power of all outstanding shares of Company Common Stock entitled to vote but subject to the limitations on voting such shares set forth in the Stockholders Agreement, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each of Mr. Burgstahler, a member of the investment committee of Avista GP and Mr. Sriram Venkataraman, a partner of Avista Capital Holdings, L.P., each of whom was selected to serve as a director of the Company by ACP pursuant to the terms of the Stockholders Agreement, serves on the board of directors of the Company, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Company with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Company.

CUSIP No. 03457V101	Page 7 of 11

In connection with the acquisition of the Common Stock included in this Statement, the Avista Capital Funds entered into a Stockholders Agreement dated as of May 22, 2012 by and among the Company, the Avista Capital Funds and the other parties thereto (the “Stockholders Agreement”) setting forth, among other things, certain rights and restrictions pertaining to the ownership, voting, acquisition and disposition of Common Stock by the Avista Capital Funds and their controlled affiliates. A copy of the Stockholders Agreement is included as Exhibit 3 to this Statement.

Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Statement are based upon the 25,337,100 shares of Common Stock stated to be outstanding as of March 23, 2012 in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 2, 2012 plus the 9,479,607 shares of Common Stock issued by the Company on May 22, 2012 pursuant to the terms of the Stock Purchase Agreement. The Reporting Persons may be deemed to beneficially own an aggregate of 9,433,008 shares of Common Stock, which constitutes approximately 27.1% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

ACP may be deemed to beneficially own 5,848,255 shares of Common Stock, which represents approximately 16.8% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

ACP Offshore may be deemed to beneficially own 1,542,132 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

NM Co-Invest may be deemed to beneficially own 2,042,621 shares of Common Stock, which represents approximately 5.9% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Avista GP, as the general partner of each of ACP and ACP Offshore and the managing member of NM Co-Invest, may be deemed to beneficially own an aggregate of 9,433,008 shares of Common Stock, which represents approximately 27.1% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP No. 03457V101	Page 8 of 11

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except with respect to the acquisition of shares of Common Stock by the Avista Capital Funds on May 22, 2012 pursuant to the terms of the Stock Purchase Agreement as more fully described in Item 3, the Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following contracts, agreements and understanding with respect to securities of the Company:

Stock Purchase Agreement

On January 30, 2012, the Company entered into the Stock Purchase Agreement with Navilyst, Inc., the stockholders of Navilyst named therein (including the Avista Capital Funds) and the other parties thereto, pursuant to which the Company agreed to acquire all of the issued and outstanding capital stock of Navilyst for the consideration specified in the Stock Purchase Agreement, which, in the case of the shares of common stock of Navilyst, included a combination of cash and Company Common Stock. The closing of the Acquisition occurred on May 22, 2012, at which time Navilyst became a wholly-owned subsidiary of the Company. Pursuant to the terms of the Stock Purchase Agreement, the total purchase price paid by the Company for the Navilyst capital stock was approximately $237.5 million plus 9,479,607 shares of Common Stock, subject to adjustment based upon the final working capital of Navilyst. The cash consideration was used to repay Navilyst’s existing indebtedness, pay the liquidation value of the issued and outstanding Navilyst preferred stock, pay for certain fees, expenses and employee transaction bonuses of Navilyst and its securityholders and to pay certain cash consideration to the Navilyst stockholders, including the Avista Capital Funds, in respect of their issued and outstanding shares of Navilyst common stock.

CUSIP No. 03457V101	Page 9 of 11

The representations and warranties of the Navilyst stockholders, Navilyst and the Company made in the Stock Purchase Agreement survive for a period beginning on the closing date of the Acquisition and ending on July 15, 2013. The Navilyst stockholders, including the Avista Capital Funds, have agreed to indemnify the Company for certain losses related to breaches of the representations, warranties and covenants of Navilyst and the Navilyst stockholders. The Company has agreed to indemnify the Navilyst stockholders, including the Avista Capital Funds, for certain losses related to breaches of the representations, warranties and covenants of the Company. Subject to limited exceptions, the indemnification obligations of the parties are subject to the prior satisfaction by each party of a deductible amount equal $3,750,000, whereupon the applicable indemnified party will be entitled only to receive amount in excess of the deductible amount. At the closing, the Company deposited $14,901,216.64 of the cash purchase price together with 415,444 shares of Common Stock issued pursuant to the Stock Purchase Agreement into an escrow account, which will be used as the sole and exclusive remedy to satisfy any post-closing working capital adjustment in the Company’s favor and any indemnification obligations of the Navilyst stockholders, subject to limited exceptions. Claims for indemnification that do not exceed $50,000 will not be eligible for indemnification and will not be considered in the calculation of the deductible amount. Amounts payable out of the escrow account will be taken first from the cash consideration held in the escrow account and only after all of the cash consideration held in the escrow account has been distributed in satisfaction of prior claims, thereafter, to the extent necessary to satisfy any remaining claims, from the shares of Common Stock held in the escrow account. For purposes of determining the number of shares of Common Stock to be paid out of the escrow account in satisfaction of a claim, each share of Common Stock shall be deemed to have a value equal to the volume-weighted average of the per share trading prices of the Common Stock as reported through Bloomberg (based on all trades in the Common Stock and not an average of daily averages) for fifteen (15) consecutive full trading days ending on the business day immediately preceding the applicable payment date.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2012 and is incorporated herein by reference as Exhibit 2 to this Statement.

Stockholders Agreement

On May 22, 2012, in connection with the closing of the Acquisition and in accordance with the Stock Purchase Agreement, the Company and the Reporting Persons entered into the Stockholders Agreement, pursuant to which, among other things, the Company agreed to increase its board of directors from eight (8) to ten (10) directors and ACP has the right to appoint two (2) directors to the Company’s board of directors until such time as, with respect to the first director, the Avista Capital Funds’ (together with any permitted transferees’) beneficial ownership in the Company has been reduced below 20% of the then outstanding Common Stock and, with respect to the second director, the Avista Capital Funds’ (together with any permitted transferees’) beneficial ownership in the Company has been reduced below 10% of the then outstanding Common Stock.

The Stockholders Agreement contains certain standstill obligations, which prohibit the Avista Capital Funds and their controlled affiliates from taking certain actions with respect to the Company until the later of (i) seven (7) years following the closing of the Acquisition and (ii) three (3) years after the Avista Capital Funds and their permitted transferees cease to beneficially own at least five percent (5%) of the then outstanding Common Stock. Until the first anniversary of the closing of the Acquisition, the Avista Capital Funds are required to vote their Common Stock in accordance with the recommendation of the Company’s board of directors with respect to any business or proposal on which the Company’s stockholders are entitled to vote. For the period from the date that is one (1) year from the closing of the Acquisition until the first date that the Avista Capital Funds no longer beneficially own at least ten percent (10%) of the Common Stock outstanding at such time, the Avista Capital Funds have agreed to vote all Common Stock then owned by them, in the sole discretion of each Avista Capital Fund, either (x) in accordance with the recommendation of the Company’s board of directors or (y) in proportion to the votes cast with respect to the Common Stock not owned by the Avista Capital Funds with respect to any business or proposal on which the stockholders of the Company are entitled to vote. If at any time following the first anniversary of the closing of the Acquisition, the Avista Capital Funds and their permitted transferees beneficially own less than fifteen percent (15%) of the Common Stock then outstanding and there is no stockholder designee then serving on the Company’s board of directors pursuant to the Stockholders Agreement, the Avista Capital Funds may vote all shares of Common Stock then owned by the them in their own discretion. In addition, from the closing of the Acquisition until there is no longer a stockholder designee serving on the Company’s board of directors pursuant to the Stockholders Agreement, the Avista Capital Funds are subject to a non-competition covenant, which, subject to certain exceptions, prohibits them from acquiring, holding, or otherwise investing in certain competitors of the Company and Navilyst.

CUSIP No. 03457V101	Page 10 of 11

The Stockholders Agreement grants the Avista Capital Funds certain registration rights with respect to their Common Stock and imposes certain restrictions on their ability to transfer their shares of Common Stock, including, among other things, a twelve (12) month prohibition on the transfer, without the Company’s consent, of the shares of Common Stock issued to the Avista Capital Funds in the Acquisition (other than transfers to certain permitted transferees). Thereafter, the Avista Capital Funds are permitted to transfer their shares of Common Stock, subject to certain volume, prohibited transferee, and other restrictions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 3 to this Statement.

Escrow Agreement

On May 22, 2012, in connection with the closing of the Acquisition and in accordance with the Stock Purchase Agreement, the Company, Avista GP, in its capacity as sellers’ representative under the Stock Purchase Agreement, and JPMorgan Chase Bank, National Association, as escrow agent, entered into an Escrow Agreement (the “Escrow Agreement”), pursuant to which the Company deposited into an escrow account a portion of the Acquisition’s purchase price consideration that included 415,444 shares of Common Stock otherwise issuable to the Avista Capital Funds in the Acquisition.

The escrow account, subject to certain limited exceptions, will be the sole and exclusive source of recovery to satisfy any post-closing working capital adjustment in the Company’s favor or any indemnification obligations of the Navilyst stockholders under the Stock Purchase Agreement. To the extent that the shares of Common Stock held in the escrow account are used to satisfy a claim under the Stock Purchase Agreement, such shares of Common Stock will be deemed to have a value, for purposes of payment of such claim, equal to the volume-weighted average of the per share trading prices of the Company’s Common Stock as reported through Bloomberg (based on all trades in the Company’s Common Stock and not an average of daily averages) for fifteen (15) consecutive full trading days ending on the Business Day immediately preceding the applicable payment date. The claims period in respect of indemnification claims under the Stock Purchase Agreement will terminate on July 15, 2013, after which date the escrow agent (a) will release for distribution to the Navilyst stockholders any remaining funds and shares of Common Stock that are not subject to an outstanding, unresolved indemnification claim and (b) will continue to hold in escrow any remaining funds and shares of Common Stock that are subject to an outstanding, unresolved indemnification claim, until such time as the claim is resolved. The Escrow Agreement will terminate immediately and automatically following the disbursement of the entirety of the funds and shares held in the escrow account.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is filed as Exhibit 4 to this Statement.

CUSIP No. 03457V101	Page 11 of 11

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement dated as of April 6, 2012, by and among Avista Capital Partners GP, LLC, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Navilyst Medical Co-Invest, LLC.

2.	Stock Purchase Agreement, dated as of January 30, 2012, by and among AngioDynamics, Inc., NM Holding Company, Inc., the stockholders of NM Holding Company, Inc., solely with respect to, and as specified in, Sections 2.4 and 7.11(b) thereof, the optionholders of NM Holding Company, Inc. who execute joinder agreements thereto, and, solely with respect to, and as specified in, Section 2.6 and Article XII thereof, Avista Capital Partners GP, LLC, in its capacity as the sellers’ representative (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AngioDynamics, Inc. with the Securities and Exchange Commission on February 3, 2012).

3.	Stockholders Agreement, dated as of May 22, 2012, by and among, AngioDynamics, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), LP, Navilyst Medical Co-Invest, LLC, and, solely with respect to, and as specified in, Article IV thereof, Avista Capital Holdings, LP.

4.	Escrow Agreement dated as of May 22, 2012 by and among AngioDynamics, Inc., Avista Capital Partners GP, LLC, as sellers’ representative, and JPMorgan Chase Bank, National Association, as escrow agent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

AVISTA CAPITAL PARTNERS, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
NAVILYST MEDICAL CO-INVEST, LLC

By:	Avista Capital Partners GP, LLC
its general partner or managing member

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel